Form SBSE-A Amendment

Filing Date: February 28, 2024

Summary of Changes:

1. Added a new MBL Principal – Wayne Byres to Schedule A.
    a. Schedule B, Section II, Item 14 updated.
    b. Total Number of Principals (Applicant Data Page 3, Question 18) changed to 19.
2. Updates to format of Schedule B, Item 14 and Schedule A for consistency
3. Updated NFA 7R with Principal Details